UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number 001-13221

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE 401(k) STOCK PURCHASE PLAN

FOR EMPLOYEES OF CULLEN/FROST

BANKERS, INC. AND ITS AFFILIATES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CULLEN/FROST BANKERS, INC.

100 W. Houston Street

San Antonio, TX 78205

Telephone Number: (210) 220-4011

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

Compensation and Benefits Committee of

    The 401(k) Stock Purchase Plan for Employees of

    Cullen/Frost Bankers, Inc. and Its Affiliates

We have audited the accompanying statements of net assets available for benefits of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

San Antonio, Texas

June 26, 2009

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Participant-directed investments, at fair value	$281,701,327	$309,492,445
Receivables:
Employer contributions	626,870	277,058
Participants’ contributions	403,506	—

Net assets available for benefits	$282,731,703	$309,769,503

See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2008	2007
Additions:
Interest income on investments	$766,524	$1,048,702
Dividend income on investments	7,649,126	8,175,736
Contributions:
Employer	9,262,062	8,632,567
Participants	12,828,120	12,415,909
Participant roll-overs	807,067	1,906,499

Total additions	31,312,899	32,179,413
Deductions:
Benefits paid to participants	18,165,152	16,346,682
Net depreciation in fair value of investments	40,006,470	8,913,267
Administrative fees	179,077	198,868

Total deductions	58,350,699	25,458,817

Net increase (decrease)	(27,037,800)	6,720,596
Net assets available for benefits:
Beginning of year	309,769,503	303,048,907

End of year	$282,731,703	$309,769,503

See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Notes to Financial Statements

December 31, 2008 and 2007

1. Significant Accounting Policies

Basis of Presentation. The accounting records of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the Plan) are maintained on the accrual basis of accounting. Benefits are recorded when paid.

Investments. The Plan’s investments are composed of common stock of Cullen/Frost Bankers, Inc. (CFBI), mutual funds, common collective trusts and loans to participants. Investments in CFBI common stock and mutual funds are stated at fair value based on quoted market prices on the valuation date. Investments in common collective trusts are stated at fair value as determined by the issuer based on the fair value of the underlying investments. Changes in fair value and gains and losses on the sale of investment securities are reflected in the statements of changes in net assets available for benefits as net appreciation or net depreciation in fair value of investments. Loans to participants are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on the trade date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Administrative Expenses. Certain administrative expenses of the Plan are paid by CFBI.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications. Certain items in prior financial statements have been reclassified to conform to the current presentation.

2. Description of the Plan

The following is a general description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General. The Plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code (IRC) and covers full-time employees who complete 90 consecutive days of service and part-time employees who complete 90 consecutive days of service and are scheduled to work more than 1,000 hours in a year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Investment Options. Participants may contribute an amount not less than 2% and not exceeding 20% of their compensation, limited by 401(k) regulations, and may direct investments of their accounts into various investment options offered by the Plan. Participants are able to invest their contributions in these funds in 1% increments. Participants must contribute to the Plan to receive a CFBI matching contribution. CFBI matches 100% of each participant’s contributions up to 6% of each participant’s annual compensation. The match is initially invested in the common stock of CFBI. Each participant may elect to direct the investment of the matching contributions into other allowed investment options by electing to make investment transfers after such contributions are allocated to the participant’s account.

Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (a) CFBI’s contributions and (b) plan earnings and charged with applicable administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting. Participants are immediately vested in all contributions (both those made by the participant and by CFBI) plus actual earnings thereon.

Participant Loans and Withdrawals. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000, reduced by the highest amount of any loan outstanding within the previous twelve months, or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through semimonthly payroll deductions. Subject to Internal Revenue Service (IRS) limitations, participants may make hardship withdrawals from a portion of their 401(k) contributions to pay for an immediate and heavy financial need.

Payment of Benefits. In the event of disability, retirement or death, a participant or the participant’s beneficiary will receive a lump-sum payment equal to the amount of the participant’s vested account in the Plan and all amounts that have been allocated to the participant’s plan account. In the event of termination of employment for any other reason, the participant is entitled to the vested portion of the participant’s account in the Plan and all vested amounts that have been allocated to the participant’s Plan account. Terminated participants are required to take a distribution upon reaching normal retirement age (currently 65). Active participants have the option at age 70 1/2 as to whether or not they wish to begin minimum required distributions.

Plan Termination. Although it has not expressed any present intent to do so, CFBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3. Form 5500

The following is a reconciliation of the Plan’s net assets available for benefits per the financial statements to the amount reported in the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$282,731,703	$309,769,503
Amounts allocated to withdrawing participants	—	(126,746)

Net assets available for benefits per the Form 5500	$282,731,703	$309,642,757

The following is a reconciliation of benefits paid to participants per the financial statements to the amount reported in the Form 5500:

	December 31,
	2008	2007
Benefits paid to participants per the financial statements	$18,165,152	$16,346,682
Amounts allocated to withdrawing participants at the end of the year	—	126,746
Amounts allocated to withdrawing participants at the end of the prior year	(126,746)	(895,541)

Benefits paid to participants per the Form 5500	$18,038,406	$15,577,887

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

4. Income Tax Status

The Plan has received a determination letter from the IRS dated December 4, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The Plan has been amended subsequent to this determination by the IRS, however, the Plan administrator does not believe the amendments affect the Plan’s tax-qualified status. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Investments

The following presents individual investments that represent 5% or more of the Plan’s net assets at year end:

	December 31,
	2008	2007
Cullen/Frost Bankers, Inc. common stock	$164,851,463	$162,295,251
AIM Liquid Assets Money Market Fund	23,423,551	15,954,210
Frost EB International Stock Fund	—	20,287,343

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2008 and 2007, as follows:

	December 31,
	2008	2007
Common collective trusts	$(6,029,938)	$8,003,492
Mutual funds	(34,919,576)	(734,338)
Common stock	943,044	(16,182,421)

	$(40,006,470)	$(8,913,267)

6. Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Accordingly, transactions conducted by the Trustee, Frost National Bank; the Plan administrator/custodian, The Hartford Retirement Services, LLC (“Hartford”), and CFBI and its Affiliates, qualify as party-in-interest transactions. On March 29, 2008, Hartford purchased substantially all of the strategic alliance business of Princeton Retirement Group (“Princeton”), the Plan’s then current administrator/custodian. At that date, Hartford assumed the majority of the administration and custodial functions for the Plan. Princeton continued to perform certain administrative functions until April 1, 2009, at which time those functions were fully transferred to Hartford. Accordingly, Princeton was considered a party in interest to the Plan during 2008.

Plan assets are held and managed by the Trustee and the Plan administrator. The Trustee invests cash received, interest and dividend income as directed by the participants of the Plan. The Plan administrator also makes distributions to participants.

Certain administrative functions are performed by employees of CFBI or its Affiliates; however, no such employees receive compensation from the Plan. Certain other administrative expenses are paid directly by CFBI.

7. Risks and Uncertainties

The Plan provides for various investments in common stock, mutual funds, common collective trusts, and short-term investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

8. Fair Value Measurements

Effective January 1, 2008, and with the exception of certain provisions that are not applicable until January 1, 2009, the Plan adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under SFAS 157 are described below. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Common collective trusts and mutual funds are valued at the net asset value of shares held by the Plan. Loans are valued at amortized cost, which approximates fair value. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table outlines the level within the fair value hierarchy, which the Fund’s investments are measured as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Common stock	$164,851,463	$—	$—	$164,851,463
Participant loans	—	—	11,382,090	11,382,090
Common collective trusts	—	14,454,940	—	14,454,940
Mutual funds	91,012,834	—	—	91,012,834

The following table outlines the change in reported fair value of participant loans, the Plan’s only assets valued using level 3 inputs.

Fair value at January 1, 2008	$11,776,526
Net issuances, distributions and settlements	(394,436)

Fair value at December 31, 2008	$11,382,090

Supplemental Schedule

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

EIN: 74-1751768 Plan No.: 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Date	Current Value
Common Stock
*Cullen/Frost Bankers, Inc.	3,252,148 shares	$164,851,463

*Participant Loans	Interest rates ranging from 3.25% to 9.50%; varying maturity dates	11,382,090

Common Collective Trusts
*Invesco Conservative Asset Allocation Trust	46,754 shares	1,166,525
*Invesco Moderate Asset Allocation Trust	191,726 shares	4,718,374
*Invesco Aggressive Asset Allocation Trust	104,790 shares	2,357,769
*Invesco 500 Index Trust	247,698 shares	6,212,272

		14,454,940

Mutual Funds
*AIM Liquid Assets Fund (Money Market)	23,423,551 shares	23,423,551
American Balanced Fund	482,992 shares	6,655,633
American Beacon Large Cap Value Fund	406,040 shares	5,323,183
American Funds AMCAP Fund	403,334 shares	4,868,239
Goldman Sachs Mid Cap Value Fund	235,739 shares	5,200,401
Bridgeway Aggressive Investors II Fund	170,570 shares	1,669,880
*Frost Low Duration Bond Fund	360,027 shares	3,513,860
*Frost Strategic Balanced Fund	133,314 shares	1,034,515
*Frost Kempner Deep Value Fund	464,715 shares	3,034,586
*Frost Total Return Bond Fund	668,588 shares	6,324,845
*Frost Core Growth Equity Fund	1,476,226 shares	9,595,471
*Frost Hoover Small Cap Fund	684,248 shares	4,310,765
*Frost International Equity Fund	1,660,505 shares	10,029,453
PIMCO Real Return Fund	299,371 shares	2,829,057
*AIM Real Estate Fund	56,733 shares	800,500
*AIM STIT Treasury Fund	2,398,895 shares	2,398,895

		91,012,834

		$281,701,327

*	Denotes party-in-interest.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

Date:	June 26, 2009	By:	/s/ Emily Skillman
Plan Administrator, Plan Chief Executive
Officer and Plan Chief Financial Officer
(Duly Authorized Officer)

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

32.1	Section 1350 Certification